Exhibit 99.5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Silvercorp’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended December 31, 2009 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended March 31, 2009, the related MD&A, Silvercorp’s Annual Information Form (available on SEDAR at www.sedar.com) and the Company’s annual report on Form 40-F. This MD&A refers to various non-GAAP measures, such as cash flows from operating activities per share, cash and total production cost per ounce of silver, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of February 8, 2010.

1.  Third Quarter Highlights and Significant Events

During the quarter ended December 31, 2009 (“Q3 2010”), financial highlights included:

•	Net earnings of $12.4 million, compared with a loss of $33.7 million in the same quarter last year, and up 39% compared to $8.9 million in the previous quarter (“Q2 2010”);
•	Earnings per share of $0.08, compared with a loss of $0.22 per share in the same quarter last year, and $0.02 higher compared to earnings per share of $0.06 in Q2 2010;
•	Record silver production of 1.22 million ounces and 16.2 million pounds of lead, representing 12% and 10% increases, respectively, compared to the same quarter last year;
•

Total production cost of negative $6.87 per ounce of silver and cash cost of negative $7.73 per ounce of silver, net credit of other metals, making Silvercorp an industry leading low-cost silver producer;

•	Cash flows from operating activities of $15.9 million, or $0.10 per share;
•	Paid $3.0 million in quarterly dividend payments; and
•	Total cash, cash equivalents and short term investments increased to $87.8 million.

2.  Operating Results

(a)  Ore mined

In Q3 2010 Silvercorp mined 119,335 tonnes of ore, which was 2,610 tonnes less than Q3 2009 of 121,945 tonnes. During the nine months ended December 31, 2009, the Company mined 325,720 tonnes of ore, compared to 379,334 tonnes in the same period last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 1

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

The decrease was because the operations at the TLP, LM and HPG mines were only partially resumed following last year’s suspension. This impact was partially offset as more ores were mined from the Ying Mine.

(b)  Metals Produced and Sold

The following table summarizes the total metal sold in each period under review.

	Three months ended December 31		Nine months ended December 31
	2009	2008	2009	2008
Silver (‘000s ounces)	1,220	1,090	3,545	3,153
Gold (‘000s ounces)	0.5	0.6	1.1	1.0
Lead (‘000s pounds)	16,211	14,792	47,453	39,884
Zinc (‘000s pounds)	4,454	2,965	11,993	9,484

In Q3 2010, Silvercorp produced and sold 1.2 million ounces of silver, 16.2 million pounds of lead and 4.5 million pounds of zinc, which were 12%, 10%, and 50% more than the 1.1 million ounces of silver, 14.8 million pounds of lead, and 3.0 million pounds of zinc sold in Q3 2009.

During the nine months ended December 31, 2009, the Company produced and sold 3.5 million ounces of silver, 47.5 million pounds of lead and 12.0 million pounds of zinc, an increase of 12%, 19% and 26%, respectively, compared to the same period last year.

The increase was mainly because (1) the head grade of run of mine ores improved significantly, since the Company implemented a quality control program in September 2008. In Q3 2010, silver and lead head grades increased to 441g/t and 8.3% from 324g/t and 6.1%, respectively in Q3 2009; (2) the Company mined 72% of its Q3 total production from the Ying Mine, compared to 66% in the same period last year. With higher grades from the Ying mine, the Company produced more metals even though fewer tonnes of ore were mined compared to last year.

(c)  Mining Cost

In Q3 2010, the consolidated total unit mining cost and the cash unit mining cost was $57.81 and $48.93 per tonne, representing 10% decrease and 15% increase respectively compared to the total unit mining costs of $64.30 and cash mining cost of $42.57 in Q3 2009.

During the nine months ended December 31, 2009, the total unit mining costs and the cash unit mining costs were $55.91 and $47.45 per tonne, down 22% and 10% from $71.58 and $52.81 per tonne, respectively, a year ago.

The increase of cash unit mining costs in Q3 2010 was mainly because of the increase in mining contractor costs as more ores were mined through re-suing method to reduce dilution. The decrease of total unit mining cost was mainly attributable to lower depletion charges related to the HPG, TLP and LM mines, as their value were written off last year due to severely depressed commodity prices.

The major components of the cash mining cost in Q3 2010 were: 40% for mining contractor costs; 23% for raw material costs; 13% for labour costs; 10% for utility costs and 14% for other miscellaneous costs.

(d)  Milling Cost

The consolidated total unit milling costs in Q3 2010 was $12.28 per tonne and cash unit milling cost was $11.01 per tonne, representing a decrease of 3% and 6% from the total unit milling cost of $12.70 per tonne and cash unit milling cost $11.76 per tonne in Q3 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

During the nine months ended December 31, 2009, the total unit milling costs and the cash unit milling costs were $11.53 and $10.45 per tonne, down 9% and 11% from $12.67 and $11.73 per tonne, respectively, a year ago.

The major components of cash milling costs in Q3 2010 were: 31% for raw materials; 29% utilities; 17% for mineral resources tax; 17% for labour costs and 6% for other miscellaneous costs.

(e)  Cash and Total Costs per Ounce of Silver

Silvercorp continues to achieve industry-leading low total production costs per ounce of silver. In Q3 2010, the consolidated total production costs per ounce of silver was negative $6.87 and the cash cost per ounce of silver was negative $7.73, compared to the total production costs and cash production costs per ounce of silver of $2.54 and $0.25 respectively in Q3 2009.

During the nine months ended December 31, 2009, the total production cost per ounce of silver was negative $5.61 and the cash cost per ounce of silver was negative $6.40, compared to the total production costs per ounce of silver of negative $1.02 and cash production costs of negative $3.01 in Q3 2009.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for three and nine months ended December 31, 2009 and 2008, respectively.

	Three months ended December 31, 2009
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$4,537	$641	$22	$810	$6,010
By-product lead, zinc, and gold sales	(13,619)	(1,482)	(8)	(330)	(15,439)
Total adjusted cash costs	(9,082)	(841)	14	480	(9,429)
Ounces of silver sold	1,086	44	1	89	1,220
Total cash costs per ounce of silver	$(8.36)	$(19.11)	$14.00	$5.38	$(7.73)

Total adjusted cash costs	$(9,082)	$(841)	$14	$480	$(9,429)
Amortization and depletion	968	53	1	21	1,043
Total adjusted cost of goods sold	(8,114)	(788)	15	500	(8,386)
Ounces of silver sold	1,086	44	1	89	1,220
Total production cost per ounce of silver	$(7.47)	$(17.91)	$15.00	$5.62	$(6.87)

	Three months ended December 31, 2008
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$4,308	$1,361	$889	$881	$7,439
By-product lead, zinc, and gold sales	(5,534)	(926)	(403)	(298)	(7,161)
Total adjusted cash costs	(1,226)	435	486	583	278
Ounces of silver sold	880	53	79	78	1,090
Total cash costs per ounce of silver	$(1.39)	$8.13	$6.14	$7.45	$0.25

Total adjusted cash costs	$(1,226)	$435	$486	$583	$278
Amortization and depletion	1,386	506	308	289	2,489
Total adjusted cost of goods sold	160	940	794	872	2,767
Ounces of silver sold	880	53	79	78	1,090
Total production cost per ounce of silver	$0.18	$17.59	$10.04	$11.13	$2.54

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Nine months ended December 31, 2009
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$13,729	$1,422	$85	$921	$16,157
By-product lead, zinc, and gold sales	(35,386)	(2,932)	(135)	(384)	(38,837)
Total adjusted cash costs	(21,657)	(1,510)	(50)	537	(22,680)
Ounces of silver sold	3,327	104	15	99	3,545
Total cash costs per ounce of silver	$(6.51)	$(14.52)	$(3.25)	$5.42	$(6.40)

Total adjusted cash costs	$(21,657)	$(1,510)	$(50)	$537	$(22,680)
Amortization and depletion	2,688	80	5	23	2,796
Total adjusted cost of goods sold	(18,969)	(1,430)	(45)	560	(19,884)
Ounces of silver sold	3,327	104	15	99	3,545
Total production cost per ounce of silver	$(5.70)	$(13.75)	$(3.00)	$5.66	$(5.61)

	Nine months ended December 31, 2008
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$14,594	$3,069	$3,135	$2,248	$23,046
By-product lead, zinc, and gold sales	(25,616)	(4,340)	(1,795)	(783)	(32,534)
Total adjusted cash costs	(11,022)	(1,271)	1,340	1,465	(9,488)
Ounces of silver sold	2,477	187	246	243	3,153
Total cash costs per ounce of silver	$(4.45)	$(6.78)	$5.46	$6.02	$(3.01)

Total adjusted cash costs	$(11,022)	$(1,271)	$1,340	$1,465	$(9,488)
Amortization and depletion	3,075	1,335	946	903	6,259
Total adjusted cost of goods sold	(7,947)	64	2,286	2,368	(3,229)
Ounces of silver sold	2,477	187	246	243	3,153
Total production cost per ounce of silver	$(3.21)	$0.34	$9.31	$9.73	$(1.02)

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(f)  Operation Review

(i)	The following table summarizes historical operating information for each mine and consolidated totals for the three months ended December 31, 2009:

	Three months ended December 31, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,357	72	-	-	3,428
Stockpiled Ores (tonne)	82,711	8,629	15,995	8,571	115,907
	86,068	8,701	15,995	8,571	119,335

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,357	72	-	-	3,428
Stockpiled Ores Milled (tonne)	70,776	8,734	1,313	6,208	87,032
	74,133	8,807	1,313	6,208	90,460

Mining cost per tonne of ore mined ($)	56.90	66.13	60.40	53.70	57.81
Cash mining cost per tonne of ore mined ($)	45.75	59.16	58.30	53.00	48.93
Non cash mining cost per tonne of ore mined ($)	11.15	6.97	2.10	0.70	8.88

Unit shipping costs ($)	3.60	3.90	2.80	2.10	3.38

Milling cost per tonne of ore milled ($)	11.48	12.41	61.21	11.25	12.28
Cash milling cost per tonne of ore milled ($)	10.45	11.36	44.28	10.13	11.01
Non cash milling cost per tonne of ore milled ($)	1.02	1.06	16.92	1.12	1.27

Average Production Cost
Silver ($ per ounce)	2.58	4.35	13.10	7.28	2.93
Gold ($ per ounce)	83.44	234.04	-	246.9	128.91
Lead ($ per pound)	0.15	0.26	0.87	0.35	0.17
Zinc ($ per pound)	0.13	0.19	-	-	0.14

Total production cost per ounce of Silver ($)	(7.47)	(17.91)	15.00	5.62	(6.87)
Total cash cost per ounce of Silver ($)	(8.36)	(19.11)	14.00	5.38	(7.73)

Total Recovery of the Run of Mine Ores
Silver (%)	91.0	85.4	86.4	86.4	92.1
Lead (%)	95.8	94.5	90.5	80.9	96.7
Zinc ( %)	76.0	75.0	-	-	75.9

Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.5	179.1	86.9	306.4	440.8
Lead (%)	9.0	7.0	2.7	2.1	8.3
Zinc (%)	3.4	1.5	-	-	3.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,086	44	1	89	1,220
Gold (in thousands of ounce)	0.2	0.3	-	0.0	0.5
Lead (in thousands of pound)	14,327	1,366	11	508	16,211
Zinc (in thousands of pound)	4,038	416	-	-	4,454
Metal Sales
Silver ($)	14,094	555	11	1,184	15,844
Gold ($)	84	210	-	9	303
Lead ($)	10,917	1,037	8	321	12,283
Zinc ($)	2,618	235	-	-	2,853
	27,713	2,037	19	1,514	31,283
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.98	12.76	11.00	13.27	12.99
Gold ($ per ounce)	420.00	686.27	-	450.00	571.70
Lead ($ per pound)	0.76	0.76	0.73	0.63	0.76
Zinc ($ per pound)	0.65	0.56	-	-	0.64

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(ii) The following table summarizes historical operating information for each mine and consolidated totals for the three months ended December 31, 2008:

	Three months ended December 31, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,114	162	8	4	3,288
Stockpiled Ores (tonne)	77,968	20,237	10,946	9,506	118,657
	81,082	20,399	10,954	9,510	121,945

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,114	162	8	4	3,288
Ores Milled (tonne)	70,854	23,692	10,563	10,118	115,227
	73,968	23,854	10,571	10,122	118,515

Mining cost per tonne of ore mined ($)	61.60	61.33	62.44	95.96	64.30
Cash mining cost per tonne of ore mined ($)	45.10	30.44	44.40	44.96	42.57
Non cash mining cost per tonne of ore mined ($)	16.50	30.89	18.04	51.00	21.73

Unit shipping costs ($)	3.75	4.03	2.81	4.06	3.73

Milling cost per tonne of ore milled ($)	11.24	14.49	13.36	18.14	12.70
Cash milling cost per tonne of ore milled ($)	10.32	13.40	11.74	18.14	11.76
Non cash milling cost per tonne of ore milled ($)	0.92	1.09	1.62	-	0.94

Average Production Cost
Silver ($ per ounce)	3.49	10.55	8.77	9.81	4.81
Gold ($ per ounce)	161.62	631.58	467.33	726.36	294.24
Lead ($ per pound)	0.20	0.46	0.51	0.96	0.27
Zinc ($ per pound)	0.13	0.43	-	-	0.19

Total production cost per ounce of Silver ($)	0.18	17.59	10.04	11.13	2.54
Total cash cost per ounce of Silver ($)	(1.39)	8.13	6.14	7.45	0.25

Total Recovery of the Run of Mine Ores
Silver (%)	93.0	76.5	90.8	87.9	91.4
Lead (%)	96.7	92.6	87.0	86.8	95.4
Zinc ( %)	78.1	74.2	-	-	77.6

Head Grades of Run of Mine Ores
Silver (gram/tonne)	420.2	108.8	181.4	307.3	323.9
Lead (%)	7.7	4.6	2.8	1.9	6.1
Zinc (%)	2.6	1.2	-	-	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	880	53	79	78	1,090
Gold (in thousands of ounce)	-	0.6	-	-	0.6
Lead (in thousands of pound)	11,419	2,003	972	398	14,792
Zinc (in thousands of pound)	2,894	71	-	-	2,965
Metal Sales
Silver ($)	6,481	401	555	570	8,007
Gold ($)	3	245	6	15	269
Lead ($)	4,708	659	397	283	6,047
Zinc ($)	823	22	-	-	845
	12,015	1,327	958	868	15,168
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.37	7.50	7.02	7.27	7.34
Gold ($ per ounce)	341.03	449.00	373.94	538.66	449.52
Lead ($ per pound)	0.41	0.33	0.41	0.71	0.41
Zinc ($ per pound)	0.28	0.31	-	-	0.28

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iii) The following table summarizes historical operating information for each mine and consolidated totals for the nine months ended December 31, 2009:

	Nine months ended December 31, 2009
	YING	HPG	TLP		LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	10,680	216	8		-	10,904
Stockpiled Ores (tonne)	244,899	23,100	27,724		19,093	314,816
	255,579	23,316	27,732		19,093	325,720

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	10,680	217	8		-	10,904
Ores Milled (tonne)	228,763	24,175	2,844		7,287	263,070
	239,443	24,392	2,852		7,287	273,974

Mining cost per tonne of ore mined ($)	54.83	54.68	64.43	d	59.61	55.91
Cash mining cost per tonne of ore mined ($)	44.77	51.01	61.53		58.62	47.45
Non cash mining cost per tonne of ore mined ($)	10.06	3.67	2.90		0.99	8.46

Unit shipping costs($)	3.53	3.65	2.88		2.42	3.42

Milling cost per tonne of ore milled ($)	11.24	12.10	34.40		10.55	11.53
Cash milling cost per tonne of ore milled ($)	10.23	11.08	26.01		9.54	10.45
Non cash milling cost per tonne of ore milled ($)	1.00	1.03	8.38		1.01	1.08

Average Production Cost
Silver ($ per ounce)	2.54	4.09	3.16		7.34	2.72
Gold ($ per ounce)	101.90	243.21	-		-	140.05
Lead ($ per pound)	0.15	0.24	0.20		0.36	0.16
Zinc ($ per pound)	0.12	0.19	-		-	0.13

Total production cost per ounce of Silver ($)	(5.70)	(13.75)	(3.00)		5.66	(5.61)
Total cash cost per ounce of Silver ($)	(6.51)	(14.52)	(3.25)		5.42	(6.40)

Total Recovery of the Run of Mine Ores
Silver (%)	91.3	85.7	85.4		86.0	92.6
Lead (%)	95.4	93.5	90.1		84.0	96.4
Zinc ( %)	75.8	72.3	-		-	75.7

Head Grades of Run of Mine Ores
Silver (gram/tonne)	476.3	151.1	91.7		312.5	439.5
Lead (%)	8.7	6.3	4.8		2.6	8.4
Zinc (%)	3.2	1.2	-		-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,327	104	15		99	3,545
Gold (in thousands of ounce)	0.4	0.7	-		0.0	1.1
Lead (in thousands of pound)	43,428	3,236	201		588	47,453
Zinc (in thousands of pound)	11,324	669	-		-	11,993
Metal Sales	-
Silver ($)	37,500	1,160	160		1,283	40,103
Gold ($)	190	464	1		10	665
Lead ($)	28,952	2,130	134		374	31,590
Zinc ($)	6,244	338	-		-	6,582
	72,886	4,092	295		1,667	78,940
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.27	11.15	10.39		12.96	11.31
Gold ($ per ounce)	452.38	662.86	-		500.00	583.33
Lead ($ per pound)	0.67	0.66	0.67		0.64	0.67
Zinc ($ per pound)	0.55	0.51	-		-	0.55

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iv) The following table summarizes historical operating information for each mine and consolidated totals for the nine months ended December 31, 2008:

	Nine months ended December 31, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	8,572	490	95	71	9,228
Stockpiled Ores (tonne)	223,920	52,870	58,472	34,844	370,106
	232,492	53,360	58,567	34,915	379,334

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	8,572	490	95	71	9,228
Ores Milled (tonne)	215,037	59,334	62,499	30,074	366,944
	223,609	59,824	62,594	30,145	376,172

Mining cost per tonne of ore mined ($)	67.95	74.48	56.79	109.45	71.58
Cash mining cost per tonne of ore mined ($)	52.68	44.75	48.26	68.73	52.81
Non cash mining cost per tonne of ore mined ($)	15.27	29.73	8.53	40.72	18.77

Unit shipping costs ($)	3.61	4.03	2.11	4.75	3.54

Milling cost per tonne of ore milled ($)	11.58	13.10	13.89	17.88	12.67
Cash milling cost per tonne of ore milled ($)	10.64	11.97	12.67	17.88	11.73
Non cash milling cost per tonne of ore milled ($)	0.94	1.13	1.22	-	0.94

Average Production Cost
Silver ($ per ounce)	3.62	7.37	9.88	14.44	4.72
Gold ($ per ounce)	129.02	396.82	372.59	728.07	244.28
Lead ($ per pound)	0.24	0.45	0.60	0.92	0.31
Zinc ($ per pound)	0.15	0.27	-	-	0.19

Total production cost per ounce of Silver ($)	(3.21)	0.34	9.31	9.73	(1.02)
Total cash cost per ounce of Silver ($)	(4.45)	(6.78)	5.46	6.02	(3.01)

Total Recovery of the Run of Mine Ores
Silver (%)	90.6	81.6	84.2	88.1	89.0
Lead (%)	95.5	93.2	80.4	86.8	93.7
Zinc ( %)	78.6	71.4	-	-	78.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	363.4	155.9	162.3	307.2	291.7
Lead (%)	6.3	5.9	2.4	2.0	5.2
Zinc (%)	2.7	0.9	-	-	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,477	187	246	243	3,153
Gold (in thousands of ounce)	-	1	-	-	1
Lead (in thousands of pound)	30,764	5,338	2,699	1,083	39,884
Zinc (in thousands of pound)	9,257	227	-	-	9,484
Metal Sales
Silver ($)	26,379	1,982	2,630	2,606	33,597
Gold ($)	27	790	33	45	895
Lead ($)	21,593	3,461	1,762	738	27,554
Zinc ($)	3,996	89	-	-	4,085
	51,995	6,322	4,425	3,389	66,131
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.65	10.58	10.71	10.71	10.65
Gold ($ per ounce)	379.67	569.60	403.99	539.93	551.26
Lead ($ per pound)	0.70	0.65	0.65	0.68	0.69
Zinc ($ per pound)	0.43	0.39	-	-	0.43

(v) Ying Mine (77.5%)

Production from Ying Mine commenced on April 1, 2006. Since then, the Ying property has become the Company’s primary focus and most profitable project.

The Ying Mine continued to perform well in Q3 2010. Total ores mined were 86,068 tonnes, of which 3,357 tonnes were direct smelting ores. This represented a 6% increase from 81,082 tonnes mined in Q3 2009. The production improvement was further reflected in the improved silver head grade of run of mine ores, which increased to 489 g/t in Q3 2010 from 420 g/t in Q3 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

During the nine months ended December 31, 2009, total ores mined were 255,579 tonne, of which 10,680 tonnes were direct smelting ores. This represented a 10% increase from 232,492 tonnes mined in the same period last year. The silver head grade of run of mine ores increased to 476 g/t from 363 g/t a year ago.

In Q3 2010, the Ying Mine incurred $1.7 million of development and exploration expenditures to expand the mineral resources and to develop underground tunnels, sink shafts and build declines. A total of 10,027 meters of tunnels, 8,163 meters of diamond drilling, 694 meters of shaft and 102 meters of decline were completed during the quarter.

During the nine months ended December 31, 2009, the Ying Mine incurred $5.1 million in development and exploration expenditures. A total of 27,991 meters of tunnel, 24,294 meters of diamond drilling, 1,009 meters of shaft and 319 meters of decline were completed.

(vi) HPG Property (70%)

Production at HPG originally commenced in April 2007. In December 2008, mining operations at the HPG Mine were shut down in light of the economic downturn and the decline of metal prices. In May 2009, in response to the improving commodity prices, the HPG mine operation was partially resumed. The total ores mined in Q3 2010 was 8,701 tonnes, which was about 43% of the 20,399 tonnes mined in Q3 2009. During the nine months ended December 31, 2009, total ores mined were 23,316 tonne, about 44% of the 53,360 tonnes mined in same period last year.

In Q3 2010, a total of 2,976 meters of tunnel and 2,402 meters of diamond drilling were completed. During the nine months ended December 31, 2009, a total of 6,429 meters of tunnel, 7,392 meters of diamond drilling and 114 meters of decline were completed.

(vii) TLP Mine (77.5%)

Production from the TLP mine originally commenced in April 2008. In December 2008, mining operations at the TLP Mine were shut down in light of the economic downturn and the associated decline of metal prices. In May 2009, in response to the improving commodity prices, the TLP mine operation was partially resumed. The total ore mined in Q3 2010 was 15,995 tonnes, which was about 46% higher than the 10,954 tonnes mined in Q3 2009. During the nine months ended December 31, 2009, total ores mined were 27,732 tonnes, about 47% of the 58,567 tonnes mined in same period last year.

In Q3, 2010, a total of 4,111 meters of tunnel, 12,044 meters of diamond drilling and 134 meters of decline were completed. During the nine months ended December 31, 2009, a total of 8,270 meters of tunnel, 24,498 meters of diamond drilling and 401 meters of decline were completed.

(viii) LM Mine (70%)

Production from the LM mine originally commenced in April 2008. In December 2008, mining operations at the LM Mine were shut down in light of the economic downturn and the decline of metal prices. In May 2009, in response to the improving commodity prices, the LM Mine operation was partially resumed. The total ore mined in Q3 2010 was 8,571 tonnes, which was about 90% of the 9,510 tonnes mined in Q3 2009. During the nine months ended December 31, 2009, total ores mined were 19,093 tonne, about 55% of the 34,915 tonnes mined in same period last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

In Q3 2010, a total of 1,584 meters of tunnel and 7,785 meters of diamond drilling were completed. During the nine months ended December 31, 2009, a total of 4,719 meters of tunnel and 16,157 meters of diamond drilling were completed.

(ix) Nabao Project (82%)

In May 2009, the Company entered a contract to sell the Nabao Project for $732 (RMB¥5.0 million) to a third party, and a deposit of $146 (RMB¥1.0 million) was received as of December 31, 2009. The transaction is subject to the Chinese government’s approval.

(x) GC Project (95%)

The GC Project is a pre-development stage Ag-Pb-Zn project in Guangdong Province, China. Since its acquisition in June 2008, the Company has incurred $2.1 million in its drilling program.

The Company has made the following progress in applying for a mining permit and advancing the project towards production:

  An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community. The panel has recommended that the Environmental Protection Bureau approve the GC project mining development. Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

  In June 2009, the Company completed a NI 43-101 technical report update for the GC Ag-Pb-Zn project. Using a 150 g/t silver equivalent cutoff grade, the GC deposit contains 28.5 million ounces of silver, 96,000 tonnes of lead, and 214,000 tonnes of zinc in the Measured and Indicated categories and 30.8 million ounces of silver, 115,000 tonnes of lead and 213,000 tonnes of zinc in the Inferred category.

  The Company has engaged a Chinese engineering firm with Class A qualifications in mine and mill designs to provide a full mine and mill design for the GC project. This will be equivalent to a feasibility study in Canada.

3.  Financial Results

Metal Prices

The sales prices of metals are based on the Shanghai White Platinum & Silver Exchange (“SHWSE”) as quoted at www.ex-silver.com for silver prices while lead and zinc prices are based on the Shanghai Metals Exchange (“SHMET”) as quoted at www.shmet.com, and gold prices are based on the Shanghai Gold Exchange as quoted at www.sge.com.cn. These metal prices vary from those quoted on the North American and European market places. A comparison of SHWSE and SHMET prices with London Fixing per ounce (“LF”) and London Metals Exchange (“LME”) Cash Settlement per pound for Q3 2010 are as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

Net smelter return (“NSR”) is the Shanghai quoted market price, net of smelter charges and the value added tax (17%). The following tables summarized the average NSR prices for each metal during the three and nine months ended December 31, 2009 and 2008, respectively.

	Three months ended December 31,			Nine months ended December 31,
	2009	2008	%change	2009	2008	%change
Silver (US$/oz)	12.99	7.34	+77%	11.31	10.65	+6%
Gold (US$/oz)	571.70	449.52	+27%	583.33	551.26	+6%
Lead (US$/lb)	0.76	0.41	+85%	0.67	0.69	-3%
Zinc (US$/lb)	0.64	0.28	+129%	0.55	0.43	+28%

Net Income in Q3 2010 was $12.4 million or $0.08 per share compared to a net loss of $33.7 million in Q3 2009 due to impairment charges of $47.4 million recorded last year. When compared to Q2 2010, net income was 39% higher and earnings per share was $0.02 higher. The profitability improvement in Q3 2010 was mainly the result of the rebound of commodity prices as well as the increased quantity of metals sold.

For the nine months ended December 31, 2009, net income was $28.8 million compared to net loss of $17.2 million recorded in the same period last year, which was mainly due to impairment charges of $47.4 million taken in Q3 2009. The net income of the current nine month period was within management’s expectations as the metal prices have gradually recovering to the levels achieved prior to the financial crisis. In addition, the increased quantity of metals sold in the current period offset the impact of the lower metal prices in the first half of the year.

Sales in Q3 2010 increased by $16.1 million or 106% to $31.3 million compared to the sales of $15.2 million in Q3 2009. In Q3 2010, the Company sold 1.22 million ounces of silver, 16.2 million pounds of lead and 4.5 million pounds of zinc, which were 12%, 10% and 50% more than the 1.1 million ounces of silver, 14.8 million pounds of lead and 3.0 million pounds of zinc sold in Q3 2009. The substantial improvement of metal prices is the main contributor to the increase of sales in Q3 2010.

During the nine months ended December 31, 2009, the Company recorded sales of $78.9 million, $12.8 million or 19% higher than nine months ended December 31, 2008. The quantity of silver, lead, and zinc sold in this nine month period was 12%, 19%, and 26% respectively greater than a the prior year period, while the silver and zinc selling prices have been recovering, having increased 6% and 28% respectively from a year ago while the lead price was still 3% lower than a year ago.

Cost of goods sold (including amortization and depletion) in Q3 2010 was $7.1 million, a $2.9 million or 29% reduction from the $9.9 million cost of goods sold in Q3 2009, despite a greater quantity of metals sold. The cost of goods sold amount consisted of a $6.0 million cash portion and $1.1 million of amortization and depletion, which decreased by 19% and 58%, respectively, compared to $7.4 million and $2.5 million in Q3 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

The decrease of the cash portion of costs of goods sold was mainly attributable to higher grades of ores mined. The higher grade of ores mined was due to: (1) higher silver head grade at the Ying Mine, which increased to 489 g/t in Q3 2010 from 420 g/t in Q3 2009; (2) reduced dilution from the HPG, TLP, and LM mines as the mine operation at those mines were only partially resumed following the suspension of production in December 2008. About 72% of the production in the current quarter was from the low cost and high grade ores at Ying Mine compared to 66% in the prior year period.

During the nine months ended December 31, 2009, cost of goods sold, including amortization and depletion, was $19.0 million, down 35% from $29.3 million in a year ago. Amortization and depletion decreased as only nominal depletion was charged to TLP, LM and HPG mines, as those mines were written off in December 2008.

Gross profit margin improved to 77% from 35% in Q3 2009 as a result of the higher metal prices and the 29% reduction in the Company’s cost of goods sold while increasing the quantities of silver, lead and zinc sold.

During the nine months ended December 31, 2009, gross profit margin was 76%, compared to 56% in the same period last year.

Accretion of asset retirement obligation in Q3 2010 was $0.03 million, comparable with that of Q3 2009. During the nine months ended December 31, 2009 and 2008, accretion expenses were $0.09 million. The Company’s asset retirement obligations are related to the reclamation costs of the Ying, HPG, TLP and LM properties and were calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations were estimated at approximately $2.1 million, assuming the cash flow will be at the end of mine lives, which range from six to ten years.

Amortization was $0.41 million in Q3 2010, which was in line with the $0.35 million charged in Q3 2009. For nine months ended December 31, 2009 and 2008, amortization was $0.8 million.

Foreign exchange loss in Q3 2010 was $0.79 million compared to a foreign exchange loss of $0.83 million recorded in Q3 2009. The Company recorded a foreign exchange gain of $0.64 million and $2.20 million, respectively for the nine months ended December 31, 2009 and 2008.

Foreign exchange gain or loss was mainly a result of the unrealized loss (gain) arising from the translation of Chinese Yuan denominated monetary items in the Company’s integrated operations defined by Canadian GAAP, as well as holding U.S. dollar currency while the U.S. dollar was depreciating over the Canadian dollar during the quarter.

General exploration and property investigation expenses in Q3 2010 were $0.9 million compared to $0.2 million in Q3 2009. During the nine months ended December 31, 2009, the Company recorded general exploration and property investigation expenses of $4.2 million, $2.4 million higher than a year ago. The increase was due to $1.3 million in exploration costs incurred at TLP, HPG and LM mines in Q1 2010 being expensed, while exploration expenditures at those mines were capitalized in other periods.

Investor relations expenses were $0.1 million in Q3 for both of 2010 and 2009. During the nine months ended December 31, 2009 investor relations expenses were $0.3 million, down from $0.4 million in the prior year period as the Company participated in fewer investor relations events.

General and administrative expenses, including stock-based compensation, were $2.7 million, comparable to the expense of $2.4 million recorded in Q3 2009. For the nine months ended December 31, 2009, general and administrative expenses were $7.2 million, down from $7.3 million during the same period last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

Professional fees were $0.2 million in Q3 for both of fiscal 2010 and 2009. For the nine months ended December 31, 2009 and 2008, professional fees were $1.4 million for both periods.

Impairment charges and bad debt was $nil in Q3 2010 while $47.4 million was recorded in Q3 2009. During the nine months ended December 31, 2009, the impairment charges and bad debt expenses was $0.7 million (nine months ended December 31, 2009 - $47.8 million), which consisted of a write down of an accounts receivable of $0.5 million relating to a disposal of an exploration permit in fiscal year 2008, and a $0.2 million unrealized loss on the investment in Dajin Resources Corp., which was an accounting reclassification from accumulated other comprehensive loss. The $47.4 million impairment charges in Q3 2009 was mainly due to the suspension of the HPG, TLP, and LM mines and the Nabao project in December 2008 as a result of the financial crisis.

Equity loss in investment was $0.1 million in Q3 2010 compared to $0.02 million in Q3 2009. During the nine months ended December 31, 2009 and 2008, equity loss in investment was $0.3 million and $1.5 million, respectively. Equity loss in investment represented the equity pick up from New Pacific Metal Corp. (“NUX”). NUX wrote off an exploration property of $6 million, resulting in a higher loss last year.

Loss on disposal of property, plant and equipment was $0.24 million in Q3 2010 compared to $0.01 million loss in Q3 2009. During the nine months ended December 31, 2009 and 2008, loss on dispositions were $1.4 million and $0.02 million, respectively. The higher loss on dispositions was mainly due to the Company shutting down a small milling facility near the TLP Mine in the current period. The ores from the TLP Mine will now be processed in a bigger mill to minimize the environmental impact.

Other income in Q3 2010 was $0.07 million, compared to $0.37 million in Q3 2009. During the nine months period ended December 31, 2009 and 2008, the Company recorded other income of $0.3 million and $0.5 million, respectively. Other income included miscellaneous income such as government grants of $0.1 million received in Q1 2010.

Interest income in Q3 2010 was $0.24 million, compared with $0.25 million in Q3 2009. During the nine months ended December 31, 2009 and 2008, interest income was $0.6 million and $1.3 million, respectively. The lower interest income in the current period was due to the lower interest rates.

Income tax expense was $2.7 million (Q3 2009 - recovery of $6.4 million) comprised of current income tax expenses of $2.6 million (Q3 2009 - $0.8 million) and a future income tax expense of $0.1 million (Q3 2009 - recovery of $7.2 million). The income tax rate for the Ying Mine is 12.5% for calendar years 2008, 2009 and 2010 and 25% thereafter. During the nine months ended December 31, 2009 income tax expense was $6.4 million compared to a recovery of $3.4 million in the same period of last year. The higher current income tax in this period was results from the higher taxable income. The recovery of future income tax last year was related to the writing off the book value of TLP, LM and HPG Mines.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

4.  Annual Financial Results

The following table sets out highlights of Silvercorp’s financial results together with selected balance sheet information for the years ended March 31, 2009, 2008, and 2007.

	2009	2008	2007
Sales	$83,523	$108,363	$39,777
Gross profit	47,836	85,041	30,849
Expenses	11,750	12,680	6,421
Impairment charges	50,707	-	-
Other items	(782)	7,324	5,336
Net income (loss)	(15,997)	59,937	22,023
Basic earnings (loss) per share	(0.11)	0.41	0.15
Diluted earnings (loss) per share	(0.11)	0.40	0.15

Total assets	205,202	190,267	94,151
Total shareholders equity	152,446	148,992	77,538
Cash dividend declared	8,030	6,891	-
Cash dividend declared per share	0.06	0.05	-

5.  Summary of Quarterly Financial Results

The tables below set out highlights of Silvercorp’s quarterly results for the past eight quarters.

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Sales	$31,283	$25,085	$22,571	$17,392
Gross profit	24,230	19,088	16,670	11,010
Expenses and foreign exchange	5,191	3,820	4,394	2,148
Impairment charges and bad debt (recovery)	-	(79)	777	2,907
Other items	(52)	(805)	60	(224)
Net income	12,409	8,893	7,487	1,238
Basic earnings per share	0.08	0.06	0.05	0.01
Diluted earnings per share	0.08	0.05	0.05	0.01

Cash dividend declared	3,108	3,020	2,770	2,564
Cash dividend declared per share	0.02	0.02	0.02	0.02

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Sales	$15,168	$20,103	$30,859	$26,845
Gross profit	5,240	10,234	21,352	20,229
Expenses	4,095	1,631	4,244	4,659
Impairment charges	47,433	-	-	-
Other items	(240)	(910)	591	1,178
Net income (loss)	(33,695)	4,857	11,601	10,859
Basic earnings (loss) per share	(0.22)	0.03	0.08	0.07
Diluted earnings (loss) per share	(0.22)	0.03	0.08	0.07

Cash dividend declared	2,476	2,990	-	-
Cash dividend declared per share	0.02	0.02	-	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

6.  Liquidity and Capital Resources

(a)  Working Capital

As at December 31, 2009, working capital increased by 61% or $28.9 million to $76.5 million (March 31, 2009 - $47.6 million) comprised mainly of cash and cash equivalents of $53.5 million (March 31, 2009 - $41.5 million), short term investments of $34.3 million (March 31, 2009 - $24.0 million), accounts receivable, prepaids and deposits of $1.8 million (March 31, 2009 - $2.9 million), inventories of $6.3 million (March 31, 2009 - $1.5 million), and others of $0.3 million (March 31, 2009 - $0.4 million) offset by current liabilities of $19.8 million (March 31, 2009 - $23.4 million). The increase in working capital is mainly due to the $42.2 million of cash generated by the operating activities during the nine months ended December 31, 2009.

(b)  Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short-term investments increased by $22.3 million or 34% to $87.8 million (March 31, 2009 - $65.4 million). The increase is mainly due to the $42.2 million cash generated by the operating activities during the nine months ended December 31, 2009, offset by $12.4 million of capital expenditures, $8.9 million of cash dividends payments and $7.2 million cash distribution to non-controlling interest holder of the Company’s Chinese subsidiary.

(c)  Cash Flows

Operating activities generated $15.9 million in Q3 2010, an increase of $7.4 million, compared to $8.5 million in Q3 2009. Before changes in non-cash working capital items, which used $2.8 million cash in Q3 2010 (Q3 2009 - cash generated $1.4 million), cash flow from operating activities in Q3 2010 was $18.7 million (Q3 2009 - $7.1 million). The higher operating cash flow in Q3 2010 was mainly because of higher revenues achieved from the substantial improvement of metal prices and increased quantity of metals sold compared to Q3 2009.

During the nine months ended December 31, 2009 and 2008, cash generated by operating activities was $42.2 million and $36.4 million, respectively.

Investing activities used $7.0 million in Q3 2010 (Q3 2009 - $7.8 million) as a result of acquisition, exploration and development expenditures of $3.3 million (Q3 2009 - $1.0 million), acquisition of equipment of $0.6 million (Q3 2009 - $2.6 million); increase of term deposits of $4.5 million (Q3 2009 - $2.5 million), and decrease of long term prepaid for $1.4 million (Q3 2009 - increase $2.4 million). In this quarter, the Company increased development expenditures for the ramping up of TLP, LM and HPG Mines. The acquisition of plant and equipment in the same period last year was mainly due to the construction of the new mill.

During the nine months ended December 31, 2009 and 2008, cash used in investing activities were $19.5 million and $26.4 million, respectively. The major expenditures included acquisition, exploration and development expenditures of $11.0 million (nine months ended December 31, 2008 -$36.4 million); acquisition of equipment of $1.4 million (nine months ended December 31, 2008 - 11.2 million); purchase of marketable securities of $1.3 million (nine months ended December 31, 2008 -$0.1 million); purchase of short term investments of $5.3 million (nine months ended December 31, 2008 - redemption $22.4 million); and an increase of long-term prepaid of $0.6 million (nine months ended December 31, 2008 - $1.9 million).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

Financing activities used $6.4 million in Q3 2010 (Q3 2009 - $4.3 million). Major cash disbursements were: $3.4 million quarterly cash dividend to Silvercorp shareholders (Q3 2009 - $3.0 million); $3.9 million cash distribution to non-controlling interest holders (Q3 2009 - $nil); and repayment to the related parties of $0.05 (Q3 2009 - $1.1 million).

During the nine months ended December 31, 2009 cash used in financing activities was $13.0 million (nine months ended December 31, 2008 - $23.2 million), and mainly consisted of: cash distribution to non-controlling interest holder of $7.2 million (nine months ended December 31, 2008 - $11.2 million); cash dividend to Silvercorp shareholders of $8.9 million (nine months ended December 31, 2008 - $3.0 million); offset by drawings on an unsecured line of credit of $2.9 million (nine months ended December 31, 2008 - $nil), and share repurchases of $nil (nine months ended December 31, 2008 -$9.5 million).

(d)  Commitments

In addition to the commitments otherwise disclosed in the MD&A, the Company has commitments related to leasehold obligations of $1,287 over the next five years as follows:

For the period ending 2010: $73; 2011: $291; 2012: $316; 2013: $350; and 2014: $257.

(e)  Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.  Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(a)	Fair value

The fair values of financial instruments at December 31, 2009 and March 31, 2009 are summarized as follows:

	December 31, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$53,503	$53,503	$41,470	$41,470
Short term investments	34,267	34,267	23,962	23,962
Restricted cash	-	-	1,025	1,025
Loans and receivables
Accounts receivables	765	765	2,213	2,213
Amounts due from related parties	312	312	249	249
Available for sale
Long term investments
Dajin Resources Corp.	172	172	24	24
Luoyang Yongning Gold and Lead Smelting Co. Ltd.	6,884	6,884	-	-
Other investments	1,373	1,373	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$9,747	$9,747	$8,533	$8,533
Deposits received	1,914	1,914	1,290	1,290
Dividends payable	3,109	3,109	2,564	2,564
Amounts due to related parties	117	117	7,353	7,353
Bank loan and notes payable	2,930	2,930	658	658

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments. The fair values of investments in publicly traded companies are based on the quoted market prices. The Company’s investment in Luoyang Yongning Gold and Lead Smelting Co. Ltd. (Yongning) is carried at fair market value. The fair market value approximates the cost since Yongning is a private company in a trial production stage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(b)	Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2009	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$9,747	$8,533
Deposits received	1,914	1,290
Dividends payable	3,109	2,564
Amounts due to related parties	117	7,353
Bank loan and notes payable	2,930	658
	$17,817	$20,398

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	December 31, 2009	March 31, 2009
Canadian dollars	$32,006	$43,111
United States dollars	35,691	9,498
Chinese renminbi	29,578	16,332
Hong Kong dollars	1	2
Total financial assets	$97,276	$68,943

Canadian dollars	$3,316	$3,092
United States dollars	7	14
Chinese renminbi	14,494	17,292
Total financial liabilities	$17,817	$20,398

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

As at December 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net income by approximately $0.02 million and increased (decreased) other comprehensive income by $0.1 million.

As at December 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.4 million and increased (decreased) other comprehensive income by $0.8 million.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily include highly liquid investments that earn interests at market rates that are fixed to maturity. The Company holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. The Company also drew on a line of credit that bears an annual interest rate of 5.841%. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2009.

(e)	Credit risk

The Company is exposed to credit risk primarily associated to accounts receivables, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days.

Occasionally, the Company disposes of exploration permits of abandoned projects. The Company undertakes credit evaluations at the time of each disposition. As at December 31, 2009, $nil (March 31, 2009 - $790) represented such receivables.

As at December 31, 2009, the Company did not hold any asset-backed commercial paper.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at December 31, 2009, a 10% increase (or decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (or decrease) to net income of approximately $0.8 million.

8.  Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

9.  Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due from related parties	December 31, 2009	March 31, 2009
New Pacific Metals Corp. (a)	$92	$30
Weigemingda Mining Co. Ltd.(f)	220	219
	$312	$249

Amount due to related parties	December 31, 2009	March 31, 2009
Henan Non-ferrous Geology Bureau (b)	$-	$7,187
Quanfa Exploration Consulting Services Ltd. (c)	117	117
R. Feng Consulting Ltd. (e )	-	49
	$117	$7,353

	Three months ended December 31,		Nine months ended December 31,
Transactions with related parties	2009	2008	2009	2008
New Pacific Metals Corp. (a)	$57	$917	$145	$1,790
Henan Non-ferrous Geology Bureau (b)	3,895	-	7,187	10,146
Qinghai Non-ferrous Geology Bureau (g)	-	-	-	17
Quanfa Exploration Consulting Services Ltd. (c)	-	-	88	270
Gao Consulting Ltd.(d)	-	-	-	114
McBrighton consulting Ltd.(d)	52	55	144	55
R. Feng Consulting Ltd. (e)	80	79	243	262
Directors (h)	33	31	98	71
	$4,117	$1,082	$7,905	$12,725

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2009, the Company recovered $57 (three months ended December 31, 2008 - $42) and $145 respectively (nine months ended December 31, 2008 - $163) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $7,187 at March 31, 2009 owed to Henan Geology Bureau represented the dividend declared by Henan Found during the year ended March 31, 2009. During the three and nine months ended December 31, 2009, Henan Found distributed $3,895 (three months ended December 31, 2008 - $nil) and $7,187 respectively (nine months ended December 31, 2008 - $10,146) to Henan Geology Bureau.

(c)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and nine months ended December 31, 2009, the Company paid $nil and $88 (three and nine months ended December 31, 2008 - $nil and $270, respectively) to Quanfa for its consulting services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(d)

During the three and nine months ended December 31, 2009, the Company paid $nil (three and nine months ended December 31, 2008 - $nil and $114, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

During the three and nine months ended December 31, 2009, the Company paid $52 and $144, (three and nine months ended December 30, 2008 - $55 and $55), respectively, to McBrighton Consulting Ltd., a private company controlled by the same director of the Company for consulting services.

(e)

During the three and nine months ended December 31, 2009, the Company paid $80 and $243 (three and nine months ended December 31, 2008 - $79 and $262), respectively, to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)	During the fiscal year 2009, the Company advanced $220 to Weigemingda Mining Co. Ltd., a non-controlling interest holder of Guangdong Found.

(g)

During the three and nine ended December 31, 2009, the Company paid $nil (three and nine months ended December 31, 2008 - $nil and $17) to Qinghai Non-ferrous Geology Bureau, the minority shareholder of Qinghai Found.

(h)

During the three and nine months ended December 31, 2009, the Company paid director fees of $33 and $98 (three and nine months ended December 31, 2008 - $31 and $71), respectively, to independent directors of the Company.

The transactions with related parties are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

10.  Adoption of New Accounting Standards

(a)  Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(b)  Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments –Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

11.  Future Accounting Changes

(a)  Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective April 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective April 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(b)  Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by a conversion to IFRS and the impact of these changes on its financial disclosures.

(c)  Financial Instruments - Disclosures

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for the annual consolidated financial statements of Silvercorp for the annual period ending March 31, 2010. It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of the Company’s existing financial instrument disclosures.

12. Other MD&A Requirements

Additional information relating to the Company:
(a)  may be found on SEDAR at www.sedar.com;
(b)  may be found at the Company’s web-site www.silvercorpmetals.com;
(c)  may be found in the Company’s Annual Information Form; and,

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(d)  is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2009 and 2008.

13.  Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)  Share Capital

Authorized - unlimited number of common shares without par value
Issued and outstanding – 163,230,417 common shares with a recorded value of $137.9 million Shares subject to escrow or pooling agreements - $nil.

(b)  Options

As at the date of this report, the outstanding options are comprised of the following :

Number of Options	Exercise Price (CAD$)	Expiry Date
10,000	5.99	July 1, 2010
314,399	4.32	July 23, 2011
654,204	6.74	April 10, 2012
90,000	6.95	October 1, 2012
105,100	9.05	January 16, 2013
50,000	7.54	May 13, 2013
446,000	5.99	July 1, 2013
141,667	3.05	October 1, 2013
1,042,917	2.65	April 19, 2014
465,500	7.00	January 5, 2015
3,319,787

14.  Other Risks and Uncertainties

(a)  Political and Country Risk

The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations. The Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: levies and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

(b) Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits and such failure may materially adversely affect the Company’s business, results of operations or financial condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

(c)  Risk Factors

The Company is subject to other risks that are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 technical reports, which are available on SEDAR at www.sedar.com.

15.  Controls and Procedures

(a)  Internal Controls over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for designing disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. As at December 31, 2009, the CEO and CFO have evaluated the effectiveness of the Company’s DC&P and ICFR using the internal control integrated framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and effectiveness of the Company’s DC&P and ICFR are effective as of December 31, 2009.

During the nine months ended December 31, 2009, the Company has performed financial statements risk assessments, reviewed and documented business process, linked financial statement items to key business processes, identified significant locations, WCGWs and key controls, remediated control deficiencies, performed test of controls. The Company also documented and incorporated its control environment and information system controls into entire ICFR and DC&P, remediated identified control deficiencies, and tested of controls. Especially, the Company has remediated certain material weakness and significant deficiencies by enhancing the Board function to reduce the risk of lack of segregation of duties due to the concentration of leadership and by establishing and maintaining appropriate information system controls and procedures in areas such as system changes, logic access, security and controls over Excel spreadsheets.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

(b)  Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, General Manager, China Operations
Greg Hall, Director
Robert Gayton, Director

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and nine months ended December 31, 2009
(Expressed in thousands of U.S. dollars unless otherwise stated)

16.  Outlook

The Company will begin production at its new mill within this quarter, which will first process about 50,000 tonnes of stockpiled ores from Ying, HPG, LM, and TLP. Once fully ramped it will process 1,200 to 1,500 tonnes of ore per day. The new mill, together with the existing 1,000 tpd mill, provides sufficient capacity to accommodate anticipated increases in mine production in fiscal 2011 as production from HPG, TLP and LM mines continues to increase as mine development progresses.

For the fiscal year 2011, the Company’s production plan is to produce approximate 500,000 tonnes of ore at grades of 360 g/t silver, 8% lead, and 1.2% zinc to yield 5.3 million oz of silver, 83.7 million pounds of lead, and 10.3 million pounds of zinc.

Using the average metal prices in Q3 2010 and the above production projection, the Company’s mining operations are projected to generated revenue of $140 million, resulting in expected cash flows from mine operations of $95 million to $100 million. Capital expenditures for fiscal 2011 are budged at $13 million at the Ying Mine Camp, including $7 million for the Ying mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

At the GC project in Guangdong Province, China, the Company is engaged in the environmental permitting process. The environmental permitting process has taken longer than expected as the environmental authorities in China are drafting new regulations to address heavy metal discharge concerns in response to several environmental accidents in the country. The new regulations are expected to be completed and implemented in the first half of 2010.

In the meantime, the Company is in the process of compiling a feasibility study, which includes detailed mine and mill designs.

Silvercorp continues to pursue future growth opportunities by carrying out an aggressive exploration program within the existing exploration and mining permit areas and seeking out acquisition projects in China and other jurisdictions.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan” “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, currency fluctuations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 25